FOR IMMEDIATE RELEASE

PacNet Appoints Three New Independent Directors
New Appointments Bring a Diverse Range of Skills to PacNet Board

SINGAPORE, 22 February 2007 -— Pacific Internet Limited (NASDAQ: PCNTF) (“PacNet” or the “Company”), Asia Pacific’s largest telco-independent Internet Communications Service Provider by geographic reach, announced that the Infocomm Development Authority of Singapore (“IDA”) has approved the appointments of Mr Sajjad Ahmad Akhtar, Mr Stephen William Berger (both with effect from 12 February 2007) and Dr Neil Robert Jones (with effect from 15 February 2007) to its Board of Directors (“Board”).

Mr Akhtar is the Senior Partner of Cap Partnership and the Managing Director of Corporate Advisory Partners Pte Ltd, an accounting and consultancy firm he co-founded in 2002. Prior to that, he spent 27 years (18 years as a partner) at Arthur Andersen, first in its London office, before his transfer to Singapore in 1980. At Arthur Andersen, Mr Akhtar held various roles over the years including responsibility for Attest and Financial Consulting Services in Singapore and as Director of Financial Markets Practice for Asia Pacific. He was also a member of the firm’s global panel of experts in International Accounting Standards. Mr Akhtar’s consulting and advisory experience includes areas such as business planning; feasibility studies; purchase investigations; treasury risk management; corporate restructuring; business valuations; business process risks and internal controls; claims and disputes consulting. He holds a Master of Business Administration degree from the University of Chicago Graduate School of Business and is a Fellow of the Institute of Chartered Accountants in England and Wales as well as the Institute of Certified Public Accountants in Singapore.

Mr Berger is the Managing Director and Partner of Imprimis (Singapore) Pte Ltd, a regional corporate finance advisory firm with offices in Singapore and Bangkok. He was previously with J.P. Morgan Chase & Co. in New York where he was Managing Director and Global Head of Paper, Packaging and Building Materials, responsible for managing the firm’s relationships, credit exposure and business development with leading companies in that sector globally. Prior to that, Mr Berger spent eight years with J.P. Morgan Securities Asia Ltd where he was Managing Director and Head of Southeast Asia investment Banking and Co-Head of Mergers and Acquisitions for Asia. Mr Berger currently sits on the advisory committee of Pinetree Fund, a Singapore-based private equity fund focusing on investments in China. He holds a Master of Arts degree from the Trinity College, Cambridge University and a Bachelor of Arts degree from the Dartmouth College, Hanover NH.

Dr Jones is currently a member of the faculty at Singapore Management University. Previously, he held a variety of faculty positions at INSEAD, the Wharton School at the University of Pennsylvania, and the Richard Ivey School of Business, University of Western Ontario. Dr Jones teaches and does research in the areas of business strategy and technology management. He is also active in executive education and consulting with both global and regional companies. His work, which is largely based on the study of technological change in the telecommunications industry, has appeared in the Strategic Management Journal, the International Journal of Technology Management and the Harvard Business Review. Prior to entering academia, Dr Jones was a manager at McKinsey & Company in New York where he worked with CEOs and senior executives to develop strategies to improve financial and operating performance. The work spanned a range of industries in the areas of technology strategy, mergers and acquisitions, global strategy and operational effectiveness. Dr Jones holds a Bachelor of Science in Physics from Memorial University of Newfoundland, a Master of Public and Private Management from Yale University, and a Doctorate from the Harvard University Graduate School of Business Administration.

The new Directors join the existing Board comprising of the CEO Mr Phey Teck Moh, Mr James Tan Meng Dong, Ms Zhang Yun, Mr Koh Boon Hwee and Mr Steven Barry Simpson.

Mr Phey said, “We warmly welcome the new Independent Directors to the Board. Each of the three new Directors brings to the Company a broad range of skills and we look forward to their contributions. PacNet is committed to ensuring that its Board represents the interests of all shareholders.”

With the new appointments, the Board has re-constituted its Audit, Compensation & Administrative, and Nominating / Corporate Governance Committees to comprise of all three independent directors only. NASDAQ has, via a letter dated 21 February 2007 to the Company, informed of its determination that PacNet is in compliance with NASDAQ Marketplace Rules 4350(d)(2), 4350(c)(3) and 4350(c)(4) in relation to the composition of its audit, compensation and nominations committees respectively and that these matters are now closed.

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Editors’ Notes
About Pacific Internet Limited
Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data and voice services to corporate business and consumer customers. For more information, visit www.pacnet.com.

Cautionary Statement
Statements made in this press release with respect to Pacific Internet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Pacific Internet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where Pacific Internet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) Pacific Internet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which Pacific Internet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. Pacific Internet assumes no obligation to update any such statements.

Investor & Analyst	Media
Mervin Wang Pacific Internet Limited Direct: +65-6771-0780 Mobile: +65-9798-6077 Email: mervin.wang@pacific.net.sg	Bernard Ho Pacific Internet Limited Direct: +65-6771 0433 Mobile: +65-9782-3393 Email: bernard.ho@pacific.net.sg